EXHIBIT 3.2(i)

Amendment to Amended and Restated Bylaws of Monsanto Company to add new Article 68 as follows:

Exclusive Forum

68.    Exclusive Forum for Adjudication of Disputes

Unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for

(i)any derivative action or proceeding brought on behalf of the Company;

(ii)any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee of the Company to the Company or to the Company’s shareowners, including a claim alleging the aiding and abetting of such a breach of fiduciary duty;

(iii)any action asserting a claim against the Company or any current or former director or officer or other employee of the Company arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Certificate of Incorporation or these Bylaws (as either may be amended from time to time);

(iv)any action asserting a claim related to or involving the Company that is governed by the internal affairs doctrine; or

(v)any action asserting an “internal corporate claim” as that term is defined in Section 115 of the General Corporation Law of the State of Delaware;

shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware).